Exhibit 99.1

Calyxt Completes the First Field Trials of Its Cold Storable Potato Product

NEW BRIGHTON, Minn.--(BUSINESS WIRE)--November 2, 2015--Calyxt, Inc., a Minnesota-based company focusing on developing healthier food products to benefit both consumers and farmers, today announced that it has completed the first field trials in Minnesota, Wisconsin and Michigan of its cold storable potato.

A significant amount of potatoes harvested each fall are cold-stored to ensure a continuous supply throughout the year. During cold storage, reducing sugars can accumulate in the potatoes and when cooked at temperatures above 250°F, the reducing sugars interact with free amino acids to form acrylamide. The National Toxicology Program and the International Agency for Research on Cancer considers acrylamide a ‘probable’ human carcinogen.

Our scientists at Calyxt have inactivated the enzyme responsible for the degradation of sugars in the tuber, thus reducing both the sweetening of cold-stored potatoes and also the creation of acrylamide during frying.

Calyxt has previously validated the effectiveness of its cold-storable potatoes in the greenhouse and the harvest of the multi-location field trials is an important next step for demonstrating the cold-storable trait from field-grown material. In addition to increasing the amount of material to conduct commercial cold storage assays, certified seed production is underway to facilitate a commercial launch.

“We are very pleased by the results of our field trials, that continues to demonstrate Calyxt is an innovated player in the potato industry. Cold-storable, non-transgenic potatoes provide a continuous, high quality supply of potatoes and also increases the usable yield for the French fries, potato chips and fresh market industries,” said Dan Voytas, Chief Scientific Officer of Calyxt, Inc.

About Calyxt

Founded in 2010, Calyxt, Inc. (previously Cellectis plant sciences, Inc.) is based in New Brighton, Minnesota (USA). The company aims to create healthier crop products such as low trans fat soybean oil, cold-storable potato, gluten reduced wheat and low saturated fat canola oil for the food and agriculture industries. Calyxt is developing a network of partnerships in order to secure accessibility of its food products to consumers.
For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis SA in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
For further information, please contact:
Media contacts
Jennifer Moore, VP Communications
Phone: 917-580-1088
email: media@cellectis.com
or
Caitlin Kasunich / Dixon Moretz
KCSA Strategic Communications
212.896.1241 / 212.896.1251
ckasunich@kcsa.com / dmoretz@kcsa.com
or
Investor Relations contact
Simon Harnest, VP Finance and Investor Relations
Phone: 646-385-9008
email: simon.harnest@cellectis.com